Exhibit 99.2

Media Release

Rio Tinto streamlines organisational structure to drive greater value

27 February 2015

Rio Tinto is streamlining its product groups and corporate functions as part of the continued focus on efficiency and costs.

Under the new arrangements, Rio Tinto’s world-class portfolio of assets will be condensed into four product groups: Aluminium, Copper and Coal, Diamonds and Minerals, and Iron Ore.

The new Copper and Coal product group will bring Rio Tinto’s coal operations alongside the existing Copper portfolio. Copper chief executive Jean-Sébastien Jacques will lead the combined product group.

Uranium will be added to the Diamonds and Minerals product group, under the leadership of product group chief executive Alan Davies.

As a consequence of the restructuring, Energy chief executive Harry Kenyon-Slaney will leave the business.

The Aluminium and Iron Ore product groups remain unchanged.

A number of key corporate functions will also be reshaped to further reduce costs and improve effectiveness as part of an ongoing optimisation programme.

Rio Tinto chief executive Sam Walsh said “These changes are part of our continuing business transformation to reduce costs, simplify and strengthen our company and deliver sustainable value for shareholders.

“Our coal and uranium assets remain a part of our world-class portfolio. We will work hard to ensure there is a smooth transition for our colleagues in the Energy product group and continue to maximise efficiencies in our coal and uranium operations.

“I would like to thank Harry for the important contribution he has made during almost 25 years with the Group, including as a colleague on the Executive Committee for the past five years. Harry has my best wishes for the future and my full appreciation for the significant role he has played in his time at Rio Tinto.”

The new arrangements come into effect immediately.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

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